ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated February 20, 2014

Media Release: February 20, 2014

UBS DECLARES QUARTERLY COUPON PAYMENT ON EXCHANGE-TRADED NOTE: AMU

New York, February 20, 2014 – UBS Investment Bank today announced a coupon payment for the ETRACS Alerian MLP Index ETN (NYSE Arca: “AMU”). The relevant coupon information is provided in the table below:

NYSE Ticker	ETN Name	Valuation Date	Ex- Date	Record Date	Payment Date	Coupon Amount	Payment Schedule	Current Yield* (annualized)

AMU	ETRACS Alerian MLP Index ETN	2/18/14	2/27/14	3/3/14	3/11/14	$0.3579	Quarterly	4.80%

* “Current Yield (annualized)” equals the current Coupon Amount, multiplied by four (to annualize such coupon), divided by the closing price of the ETN on its current Coupon Valuation Date, or, if the closing price is not available on that date, then the previous available closing price, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.

About ETRACS

For further information about ETRACS ETNs, go to www.etracs.com.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Access to asset classes with historically low correlations to more traditional asset classes
•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

The contents of any website referred to in this communication are not part of, or incorporated by reference in, this communication. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by prospectus supplement for the offering of the ETRACS ETN) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1 877-387-2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. Past performance is not necessarily indicative of future results.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Alerian MLP Index, Alerian MLP Total Return Index, AMZ, and AMZX are trademarks of Alerian and their use is granted under a license from Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

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About UBS

Headquartered in Zurich and Basel, Switzerland, UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and become the choice of clients worldwide.

UBS is present in all major financial centers worldwide. It has offices in more than 50 countries, with about 36% of its employees working in the Americas, 35% in Switzerland, 17% in the rest of Europe, the Middle East and Africa and 12% in Asia Pacific. UBS employs about 62,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

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